TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
ADVANCING TO PRODUCTION	Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE	2008-1

POLYMET STRENGTHENS MINNESOTA FOCUS

MURRAY APPOINTED EXECUTIVE CHAIRMAN, SCIPIONI APPOINTED PRESIDENT & CEO.
HEADQUARTERS TO RELOCATE TO MINNESOTA

Hoyt Lakes, Minnesota, February 5, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) announced today that it has re-allocated responsibilities amongst its senior management team and is relocating its headquarters to Hoyt Lakes, Minnesota.

Reflecting this focus on the polymetallic resources of Minnesota’s Duluth Complex, PolyMet announced that William Murray, formerly President and CEO has been appointed Executive Chairman, and Joe Scipioni has assumed Mr. Murray’s former role as President and CEO. Ian Forrest, the former Chairman, remains an independent Board director.

Mr. Murray has been instrumental in defining the strategic development of PolyMet. He has served as President, CEO and a Director since March 2003. He will continue to operate out of the Chairman’s office in Vancouver.

Mr. Scipioni joined PolyMet in July 2006 and was appointed Chief Operating Officer in March 2007, having previously served for 30 years at US Steel Corp. where he held increasingly senior positions at the Minntac and Keewatin Taconite facilities in Minnesota. In the interim, Mr. Scipioni will continue as General Manager of the project until a suitable replacement is hired.

In announcing these changes, Mr. Forrest stated, “As we approach publication of the draft Environmental Impact Statement and anticipate the start of construction, the Board has concluded that it is appropriate to relocate our headquarters to the operating site in Hoyt Lakes where we already own a large office facility. Joe Scipioni has demonstrated strong leadership in preparing us for operations and has shown great ability in building a very talented Minnesota team.”

Mr. Murray stated, “The senior management team remains the same. Douglas Newby, Chief Financial Officer, remains responsible for all financial reporting and leads our financing and investor relations activities. Phillip Brodie-Hall, Executive Vice-President, Project Construction, who has over 30 years experience successfully bringing large construction projects into operation, is responsible for engineering, procurement and construction management of the project. LaTisha Gietzen, VP Public, Government and Environmental Affairs will continue to lead our permitting work as well as our government and public relations programs.”

Mr. Scipioni said, “We have spent a lot of effort on getting this project right. As we move toward construction and commercial operations, it is appropriate that we focus our activities here in Minnesota. This project represents a tremendous opportunity to expand and diversify the economy of northeastern Minnesota through the reutilization of the Erie Plant.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term mining lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in mid-2009. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

     This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.